Exhibit 99.1

PAYSAFE REPORTS FIRST QUARTER 2023 RESULTS;

REAFFIRMS FULL YEAR OUTLOOK

London, UK – May 16, 2023 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE), a leading payments platform, today announced its financial results for the first quarter of 2023.

First Quarter 2023 Financial Highlights

(Metrics compared to first quarter of 2022)

•
Revenue of $387.8 million, increased 5%; increased 7% on a constant currency basis
•
Total Payment Volume of $33.8 billion*, increased 8%
•
Net loss attributable to the Company of $3.8 million, compared to $1,171.2 million
•
Adjusted net income of $33.1 million, compared to $37.3 million
•
Adjusted EBITDA of $107.8 million, increased 4%; increased 5% on a constant currency basis

Bruce Lowthers, CEO of Paysafe, commented: “We kicked off 2023 by delivering our strongest quarterly revenue since going public. Revenue increased 7% and adjusted EBITDA increased 5% year-over-year on a constant currency basis, fueled by double-digit growth from our classic digital wallets as well as e-commerce. We are confident in maintaining our full year outlook and remain very pleased with the progress of our sales transformation initiative, which is driving cross-selling and higher value client wins.”

Strategic and Operational Highlights

•
Continued to expand sales organization to drive new customer acquisition, cross-selling, multi-product sales, and geographical expansion
•
Welcomed Nicole Carroll as Paysafe's Chief Strategy & Innovation Officer
•
Expanded into new iGaming markets in the U.S. (Massachusetts, Washington and Ohio); Paysafe now powers payments for iGaming operators across 27 U.S. states or jurisdictions
•
eCash partnership with Greyhound Lines, largest provider of long-distance bus transportation in the U.S., offering customers safe and secure cash payments when booking a trip online

* Volumes exclude embedded wallet related volumes of $9.6 billion and $4.4 billion in the first quarter of 2023 and 2022, respectively.

First Quarter of 2023 Summary of Consolidated Results

	Three Months Ended
	March 31,
($ in thousands) (unaudited)	2023	2022
Revenue	$387,849	$367,668
Gross Profit (excluding depreciation and amortization)	$228,910	$220,565
Net loss attributable to the Company	$(3,808)	$(1,171,183)

Adjusted EBITDA	$107,815	$103,967
Adjusted EBITDA margin	27.8%	28.3%
Adjusted net income attributable to the Company	$33,076	$37,261

Total revenue for the first quarter of 2023 was $387.8 million, an increase of 5%, compared to $367.7 million in the prior year period. Excluding a $7.3 million unfavorable impact from changes in foreign exchange rates, total revenue increased 7%. Revenue from the Merchant Solutions segment increased 8%, driven by strong growth from e-commerce as well as the SMB market in North America. Revenue from the Digital Wallets segment increased 2% on a reported basis and 6% on a constant currency basis, driven by underlying growth from iGaming and digital assets, as well as interest revenue on customer deposits, which offset the impact from the Russia-Ukraine war.

Net loss attributable to the Company for the first quarter was $3.8 million, compared to $1,171.2 million in the prior year period. The decrease in net loss reflects an impairment of goodwill recognized in the prior year period. Adjusted net income for the first quarter was $33.1 million, compared to $37.3 million in the prior year period, primarily driven by an increase in interest expense.

Adjusted EBITDA for the first quarter was $107.8 million, an increase of 4%, compared to $104.0 million in the prior year period. Excluding a $1.5 million unfavorable impact from changes in foreign exchange rates, Adjusted EBITDA increased 5% compared to the prior year period. Adjusted EBITDA margin for the first quarter was 27.8%, compared to 28.3% in the prior year period, reflecting non-recurring executive severance payments of approximately $2.0 million.

First quarter net cash used in operating activities was $119.0 million, compared to an inflow of $503.8 million in the prior year period, mainly reflecting the timing of settlement of funds payable and amounts due to customers. Free cash flow was $70.3 million, compared to $59.2 million in the prior year period, which includes the movement in customer accounts and other restricted cash which was an increase of $167.0 million in the first quarter of 2023, compared to a decrease of $450.9 million in the prior year period.

Balance Sheet

As of March 31, 2023, total cash and cash equivalents were $221.7 million, total debt was $2.6 billion and net debt was $2.4 billion. Compared to December 31, 2022, total debt decreased by $32.1 million, reflecting net repayments of approximately $50 million, which was partly offset by movement in foreign exchange rates.

Summary of Segment Results

	Three Months Ended
	March 31,		YoY
($ in thousands) (unaudited)	2023	2022	change
Revenue:
Merchant Solutions	$208,521	$192,345	8%
Digital Wallets	$181,448	$177,827	2%
Intersegment	$(2,120)	$(2,504)	-15%
Total Revenue	$387,849	$367,668	5%

Adjusted EBITDA:
Merchant Solutions	$52,336	$48,538	8%
Digital Wallets	$79,209	$74,499	6%
Corporate	$(23,730)	$(19,070)	-24%
Total Adjusted EBITDA	$107,815	$103,967	4%

Adjusted EBITDA margin:
Merchant Solutions	25.1%	25.2%	(10 bps)
Digital Wallets	43.7%	41.9%	180 bps
Total Adjusted EBITDA margin	27.8%	28.3%	(50 bps)

Full Year 2023 Financial Guidance

($ in millions) (unaudited)	Full Year 2023
Revenue	$1,580 - $1,600
Adjusted EBITDA	$452 - $462

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Tuesday, May 16, 2023, at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-3037 (U.S. toll-free); 215-268-9852 (International)

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over $130 billion in 2022, and approximately 3,300 employees located in 12+ countries, Paysafe connects businesses and consumers across 100 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Kate Aldridge

Paysafe

kate.aldridge@paysafe.com

+44 750 079 7547

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE” or the “Company”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of third parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of the COVID-19 pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$221,687	$260,219
Customer accounts and other restricted cash	1,718,800	1,866,976
Accounts receivable, net of allowance for credit losses of $9,492 and $10,558, respectively	167,153	159,324
Settlement receivables, net of allowance for credit losses of $4,549 and $5,398, respectively	110,855	147,774
Prepaid expenses and other current assets	80,647	60,810
Total current assets	2,299,142	2,495,103
Deferred tax assets	104,538	104,538
Property, plant and equipment, net	14,294	11,947
Operating lease right-of-use assets	27,903	35,509
Derivative asset	13,888	17,321
Intangible assets, net	1,263,435	1,291,458
Goodwill	2,009,126	1,999,132
Other assets – noncurrent	2,297	2,048
Total assets	$5,734,623	$5,957,056

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$222,079	$241,529
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,840,433	1,997,867
Operating lease liabilities – current	8,104	7,953
Income taxes payable	—	11,325
Contingent and deferred consideration payable – current	12,088	18,171
Liability for share-based compensation – current	3,708	11,400
Total current liabilities	2,096,602	2,298,435
Non-current debt	2,601,125	2,633,269
Operating lease liabilities – non-current	22,565	29,913
Deferred tax liabilities	126,868	118,791
Warrant liabilities	5,007	3,094
Liability for share-based compensation – non-current	2,482	4,942
Contingent and deferred consideration payable – non-current	9,063	8,975
Total liabilities	4,863,712	5,097,419
Commitments and contingent liabilities
Total shareholders' equity	870,911	859,637
Total liabilities and shareholders' equity	$5,734,623	$5,957,056

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended
	March 31,
($ in thousands)	2023	2022
Revenue	$387,849	$367,668
Cost of services (excluding depreciation and amortization)	158,939	147,103
Selling, general and administrative	128,311	130,568
Depreciation and amortization	63,547	63,423
Impairment expense on goodwill and intangible assets	82	1,205,731
Restructuring and other costs	1,990	12,591
Operating income / (loss)	34,980	(1,191,748)
Other income, net	2,547	3,478
Interest expense, net	(37,456)	(25,956)
Income / (loss) before taxes	71	(1,214,226)
Income tax expense / (benefit)	3,879	(43,414)
Net loss	$(3,808)	$(1,170,812)
Less: net income attributable to non-controlling interest	—	371
Net loss attributable to the Company	$(3,808)	$(1,171,183)

Net loss per share attributable to the Company – basic and diluted	$(0.06)	$(19.41)

Net loss	$(3,808)	$(1,170,812)
Other comprehensive income / (loss), net of tax of $0:
Gain on foreign currency translation	2,174	14,396
Total comprehensive loss	$(1,634)	$(1,156,416)
Less: comprehensive income attributable to non-controlling interest	—	371
Total comprehensive loss attributable to the Company	$(1,634)	$(1,156,787)

Paysafe Limited Consolidated Net (loss) / income per share attributable to the Company

	Three Months Ended
	March 31,
	2023	2022
Numerator ($ in thousands)
Net loss attributable to the Company - basic and diluted	$(3,808)	$(1,171,183)

Denominator (in millions)
Weighted average shares – basic and diluted	61.0	60.3

Net loss per share attributable to the Company
Basic and diluted	$(0.06)	$(19.41)

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Three Months Ended
	March 31,
($ in thousands)	2023	2022
Cash flows from operating activities
Net loss	$(3,808)	$(1,170,812)
Adjustments for non-cash items:
Depreciation and amortization	63,547	63,423
Unrealized foreign exchange (gain) / loss	(5,598)	2,364
Deferred tax expense / (benefit)	7,782	(49,601)
Interest expense, net	8,563	11,202
Share-based compensation	7,216	13,970
Other income, net	(3,189)	(1,815)
Impairment expense on goodwill and intangible assets	82	1,205,731
Allowance for credit losses and other	3,923	5,888
Non-cash lease expense	2,243	2,269
Movements in working capital:
Accounts receivable, net	(12,766)	(14,529)
Prepaid expenses, other current assets, and related party receivables	(11,947)	(5,151)
Settlement receivables, net	38,223	22,447
Accounts payable, other liabilities, and related party payables	(15,752)	(1,189)
Funds payable and amounts due to customers	(177,198)	418,944
Income tax payable	(20,282)	707
Net cash flows (used in) / provided by operating activities	(118,961)	503,848
Cash flows in investing activities
Purchase of property, plant & equipment	(2,732)	(650)
Purchase of merchant portfolios	(4,399)	(10,364)
Purchase of other intangible assets	(27,636)	(19,989)
Net cash outflow on disposal of subsidiary	—	(424,722)
Receipts under derivative financial instruments, net	2,224	—
Net cash flows used in investing activities	(32,543)	(455,725)
Cash flows from financing activities
Cash settled equity awards	(484)	(154)
Repurchases of shares withheld for taxes	(3,690)	—
Proceeds from exercise of warrants	—	3
Repurchase of borrowings	(57,386)	—
Proceeds from loans and borrowings	25,781	50,000
Repayments of loans and borrowings	(13,329)	(60,885)
Payment of debt issuance costs	—	(6,261)
Proceeds under line of credit	225,000	150,000
Repayments under line of credit	(225,000)	(150,000)
Contingent and deferred consideration paid	(6,475)	(1,436)
Net cash flows used in financing activities	(55,583)	(18,733)
Effect of foreign exchange rate changes	20,379	(31,068)
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(186,708)	$(1,678)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	2,127,195	1,971,718
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,940,487	$1,970,040

	Three Months Ended
	March 31,
	2023	2022
Cash and cash equivalents	$221,687	$258,046
Customer accounts and other restricted cash, net	1,718,800	1,711,994
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,940,487	$1,970,040

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Gross Profit Margin (excluding depreciation and amortization), Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Free cash flow conversion, Adjusted net income and Adjusted net income per share, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Gross Profit Margin (excluding depreciation and amortization) is defined as Gross Profit (excluding depreciation and amortization) as a percentage of revenue. Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of Revenue. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the Company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and intangible assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders ability to evaluate the Company’s business performance and profitability by improving comparability of operating results across reporting periods.

Free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs, cash paid for interest and movements in customer accounts and other restricted cash. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Free cash flow conversion is defined as free cash flow as a percentage of Adjusted EBITDA. Management believes free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA margin, and Adjusted net income, when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measures of Adjusted

EBITDA and Gross Profit provided herein have not been reconciled to comparable GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Loss to Adjusted EBITDA

	Three Months Ended
	March 31,
($ in thousands)	2023	2022
Net loss	$(3,808)	$(1,170,812)
Income tax expense / (benefit)	3,879	(43,414)
Interest expense, net	37,456	25,956
Depreciation and amortization	63,547	63,423
Share-based compensation expense	7,216	13,970
Impairment expense on goodwill and intangible assets	82	1,205,731
Restructuring and other costs	1,990	12,591
Other income, net	(2,547)	(3,478)
Adjusted EBITDA	$107,815	$103,967
Adjusted EBITDA Margin	27.8%	28.3%

Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow

	Three Months Ended
	March 31,
($ in thousands)	2023	2022
Net cash (outflows) / inflows from operating activities	$(118,961)	$503,848
Capital Expenditure	(30,368)	(20,639)
Cash paid for interest	28,893	14,754
Payments relating to Restructuring and other costs	23,684	12,141
Movement in Customer Accounts and other restricted cash	167,027	(450,882)
Free Cash Flow	$70,275	$59,222
Adjusted EBITDA	107,815	103,967
Free Cash Flow Conversion	65%	57%

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended
	March 31,
($ in thousands)	2023	2022
Revenue	$387,849	$367,668
Cost of services (excluding depreciation and amortization)	158,939	147,103
Depreciation and amortization	63,547	63,423
Gross Profit (1)	$165,363	$157,142
Depreciation and amortization	63,547	63,423
Gross Profit (excluding depreciation and amortization)	$228,910	$220,565

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.

Reconciliation of GAAP Net Loss to Adjusted Net Income

	Three Months Ended
	March 31,
($ in thousands)	2023	2022
Net loss attributable to the Company	$(3,808)	$(1,171,183)
Other non-operating income, net (1)	(764)	(5,408)
Impairment expense on goodwill and intangible assets	82	1,205,731
Amortization of acquired assets (2)	33,673	42,266
Restructuring and other costs	1,990	12,591
Share-based compensation expense	7,216	13,970
Discrete tax items (3)	5,479	(6,625)
Income tax benefit on non-GAAP adjustments (4)	(10,792)	(54,081)
Adjusted net income attributable to the Company	$33,076	$37,261
(in millions)
Weighted average shares - diluted	61.0	60.3
Adjusted diluted impact	0.4	0.1
Adjusted weighted average shares - diluted	61.4	60.4

(1)
Other non-operating income, net primarily consists of income and expenses outside of the Company's operating activities, including, fair value gain / loss on warrant liabilities and loss on contingent consideration and gain / loss on foreign exchange. For the three months ended March 31, 2023, this item also includes the gain to repurchase secured notes and fair value loss on derivative instruments.
(2)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
Discrete tax items represents certain amounts within income tax (benefit)/expense, including changes in uncertain tax positions and the remeasurement of certain deferred tax balances due to changes in the statutory tax rates in certain jurisdictions.
(4)
Income tax benefit on non-GAAP adjustments reflects the tax impact of the non-GAAP adjustments to net loss attributable to the Company to calculate adjusted net income.

Adjusted Net Income per Share

	Three Months Ended
	March 31,
	2023	2022
Numerator ($ in thousands)
Adjusted net income attributable to the Company - basic	$33,076	$37,261
Adjusted net income attributable to the Company - diluted	$33,076	$37,261
Denominator (in millions)
Weighted average shares – basic	61.0	60.3
Adjusted weighted average shares – diluted (1)	61.4	60.4
Adjusted net income per share attributable to the Company
Basic	$0.54	$0.62
Diluted	$0.54	$0.62

(1)
The denominator used in the calculation of diluted adjusted net income per share attributable to the Company for the three months ended March 31, 2023 and 2022 has been adjusted to include the dilutive effect of the Company's restricted stock units.